

Mail Stop 4631

March 29, 2018

<u>Via E-Mail</u>
Mr. Scott J. Robinson
Senior Vice President & Chief Financial Officer
Donaldson Company, Inc.
1400 West 94th Street
Minneapolis, Minnesota 55431

> **Re:** **Donaldson Company, Inc.**
> **Form 10-K**
> **Filed September 22, 2017**
> **File No. 1-7891**

Dear Mr. Robinson:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant
Office of Manufacturing and
Construction